UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                    LOEWS CINEPLEX ENTERTAINMENT CORPORATION
                          (formerly LTM Holdings Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54023-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Clifford L. Michel, Esq.
                               Cahill Gordon & Reindel
                               80 Pine Street, New York, NY 10005
                               (212) 701-3200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES R. BRONFMAN DISCRETIONARY TRUST - 06-6438247
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                   N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States (Connecticut)
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF                       1,918,907
       SHARES              ---------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,918,907
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,918,907

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /X/

             Excludes 4,000 Class B Non-Voting Common Shares
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.27%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                                       00

--------------------------------------------------------------------------------

                                        SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE CHARLES BRONFMAN TRUST - 98-6048671
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                N/A - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (New York)
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                       1,000,000
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,000,000
                           _____________________________________________

                             10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,000,000

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.71%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

                                       00
--------------------------------------------------------------------------------

                                        SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE CHARLES R. BRONFMAN TRUST - 98-6048672
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                N/A - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (New York)
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                       1,000,000
       SHARES              ____________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,000,000
                           _____________________________________________

                             10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,000,000

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              / /


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.71%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

                                       00
--------------------------------------------------------------------------------

                                        SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /X/
                                                              (b)  /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                N/A - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
--------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                               3,918,907
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                          3,918,907

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,918,907

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /X/

          Excludes 9,926 shares of Common Stock owned by Mr. Bronfman's wife.
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.69%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                                       IN

--------------------------------------------------------------------------------

                                        SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                N/A - See Item 3
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
--------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------


                                  Page 6 fo 12

                                        SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF                       350,309
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       350,309
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     350,309

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             /X/

            Excludes 7,500 shares of Common Stock owned by Sen Kolber's wife.
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.60%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                                       IN

--------------------------------------------------------------------------------


                                  Pge 7 fo 12

                                        SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          BOJIL EQUITIES INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                               (b)  / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                N/A - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                               British West Indies
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            / /


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                                       CO

--------------------------------------------------------------------------------


                                  Pge 8 of 12

                                        SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          ARNOLD M. LUDWICK
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                               (b)  / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
--------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                          / /


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 2.  Identity and Background.
         -----------------------

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998, as amended by Amendment No. 2 dated January 14, 1999, except as follows:

     By reason of the transactions discussed below, effective upon the filing of this amendment, The Phyllis Lambert Foundation and Arnold M. Ludwick have ceased to be members of the Claridge Group.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998, as amended by Amendment no. 2 dated January 14, 1999.

Item 4.  Purpose of the Transaction.
         --------------------------

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 5.  Interest in Securities in Cineplex.
         ----------------------------------

     (a)-(b) At the close of business on November 15, 2000, the members of the Claridge Group beneficially owned, directly and indirectly, an aggregate of 4,269,216 shares of Common Stock, representing approximately 7.28% of the outstanding Common Stock. The wives of Mr. Bronfman and Sen. Kolber own an additional 17,426 shares of Common Stock (0.03%) in the aggregate, as to which beneficial ownership is disclaimed by Mr. Bronfman and Sen. Kolber. The ownership of each member of the Claridge Group is set forth in the following table:

           Shareholder                  Common Stock                   %
           -----------                  ------------                   -

The Charles R. Bronfman                   1,918,907                   3.27
Discretionary Trust

The Charles Bronfman Trust                1,000,000                   1.71

The Charles R. Bronfman Trust             1,000,000                   1.71

Charles Rosner Bronfman(1)                3,918,907                   6.69

E. Leo Kolber(2)                            350,309                    0.60


     The foregoing percentages are based on 58,622,646 shares of Common Stock outstanding on August 31, 2000. The Charles R. Bronfman Discretionary Trust also own 4,000 shares of Class B Non-Voting Common Shares or approximately 4.76% of such class, with the balance of such class being owned by Universal Studios. The shares of Class B Non-Voting Common shares are convertible into shares of Common Stock on a share for share basis in certain circumstances.

     The Seagram Company Ltd. owns indirectly approximately 84% of the outstanding voting equity of Universal Studios Inc. Based on the most recent publicly available information related to Seagram: (i) descendants of the late Samuel Bronfman and

----------

1 Reflects (i) 1,918,907 Common Shares owned by The Charles R. Bronfman Discretionary Trust, (ii) 1,000,000 Common Shares owned by The Charles R. Bronfman Trust, and (iii) 1,000,000 Common Shares owned by The Charles Bronfman Trust. Excludes 9,926 Common Shares owned by Mr. Bronfman's wife. Mr. Bronfman disclaims all beneficial interest in and to the shares owned by his wife.

2 Excludes 7,500 shares of Common Stock owned by Sen. Kolber's wife. Sen. Kolber disclaims all beneficial interest in and to the shares owned by his wife.

trusts established for their benefit (the "Bronfman Trusts") beneficially owned, directly or indirectly, an aggregate of 106,359,757 of the then outstanding common shares of Seagram ("Seagram Shares"), constituting approximately 24.0% of the then outstanding Seagram Shares, which amount includes the approximately 9.29% of the then outstanding Seagram Shares owned by trusts established for the benefit of Charles R. Bronfman and his descendants and (ii) pursuant to two voting trust agreements, Charles R. Bronfman serves as the voting trustee for approximately 23.5% of the then outstanding Seagram Shares and a voting trustee for approximately 0.28% the then outstanding Seagram Shares, which shares are beneficially owned by the Bronfman Trusts and certain other entities. The indirect Bronfman family interest is expected to be significantly reduced upon consummation of the merger and related agreements among The Seagram Company Ltd., Vivendi and Canal Plus S.A. creating Vivendi Universal as described in the joint proxy statement-prospectus dated November 2, 2000.

     (c) Since the filing of Amendment no. 2, certain members of The Claridge Group have effected transactions in shares of Common Stock as follows:

          (i) Arnold M. Ludwick (through a wholly owned company) sold an aggregate of 23,3777 shares in transaction on the New York Stock Exchange is follows:

          Date                        Shares                     Price Per Share
          ----                        ------                     ---------------

          1/25/00                     5,000                      $4.75

          1/27/00                     10,000                     $4.5625

          1/28/00                     3,377                      $4.5625

          1/28/00                     5,000                      $4.625


          (ii) The Phyllis Lambert Foundation sold an aggregate $31,410 in transactions executed on The New York Stock Exchange between October 23, 2000 and November 1, 2000, in each case at $1.00 per share.

          (iii) On October 10, 2000 Sen. E. Leo Kolber acquired 350,000 shares of Common Stock from Bojil Equities Inc. for Cdn $5,504,947.20 payable by exchange of a demand promissory note issued by Bojil Equities in such amount.

     (d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Securities
         of Cineplex.
         --------------------------------------------

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     No exhibits are filed with this Amendment.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November  15, 2000

                                  THE CHARLES R. BRONFMAN DISCRETIONARY TRUST

                                  THE CHARLES R. BRONFMAN TRUST

                                  THE CHARLES BRONFMAN TRUST

                                  CHARLES ROSNER BRONFMAN

                                  THE PHYLLIS LAMBERT FOUNDATION

                                  BOJIL EQUITIES INC.

                                  E. LEO KOLBER

                                  ARNOLD M. LUDWICK




                                         By:  /s/ Michel Boucher
                                              ---------------------------------
                                              Michel Boucher
                                              Attorney-in-Fact